UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 30)*

Incyte Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45337C102

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

May 12, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C102	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 36,308,584 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 36,308,584 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,308,584 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 111,414 shares of common stock (“Common Stock”) of Incyte Corporation (the “Issuer”) underlying 111,414 non-qualified options exercisable for Common Stock (“Stock Options”) and 2,505 shares of common stock underlying 2,505 restricted stock units (each, an “RSU”) which vest into Common Stock within 60 days of the date of this filing.

(2) Based on 224,854,553 shares of Common Stock outstanding as of May 9, 2024, as reported in Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission ("SEC") on May 13, 2024, and 111,414 shares of Common Stock underlying 111,414 Stock Options and 2,505 shares of Common Stock underlying 2,505 RSUs.

CUSIP No. 45337C102	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 36,308,584 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 36,308,584 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,308,584 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 111,414 shares of Common Stock underlying 111,414 Stock Options and 2,505 shares of common stock underlying 2,505 RSUs which vest into Common Stock within 60 days of the date of this filing.

(2) Based on 224,854,553 shares of Common Stock outstanding as of May 9, 2024, as reported in Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 13, 2024, and 111,414 shares of Common Stock underlying 111,414 Stock Options and 2,505 shares of Common Stock underlying 2,505 RSUs.

CUSIP No. 45337C102	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 36,666,662 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 36,666,662 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,666,662 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 111,414 shares of Common Stock underlying 111,414 Stock Options and 2,505 shares of common stock underlying 2,505 RSUs which vest into Common Stock within 60 days of the date of this filing.

(2) Based on 224,854,553 shares of Common Stock outstanding as of May 9, 2024, as reported in Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 13, 2024, and 111,414 shares of Common Stock underlying 111,414 Stock Options and 2,505 shares of Common Stock underlying 2,505 RSUs.

CUSIP No. 45337C102	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 36,669,079 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 36,669,079 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,669,079 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 111,414 shares of Common Stock underlying 111,414 Stock Options and 2,505 shares of common stock underlying 2,505 RSUs which vest into Common Stock within 60 days of the date of this filing.

(2) Based on 224,854,553 shares of Common Stock outstanding as of May 9, 2024, as reported in Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 13, 2024, and 111,414 shares of Common Stock underlying 111,414 Stock Options and 2,505 shares of Common Stock underlying 2,505 RSUs.

CUSIP No. 45337C102	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS FBB2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 14,755
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 14,755
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,755
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 224,854,553 shares of Common Stock outstanding as of May 9, 2024, as reported in Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 13, 2024.

CUSIP No. 45337C102	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS FBB3 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 31,140
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 31,140
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,140
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	Based on 224,854,553 shares of Common Stock outstanding as of May 9, 2024, as reported in Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 13, 2024.

CUSIP No. 45337C102	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS FBB Associates
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 33,410
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 33,410
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,410
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN, OO

(1) Based on 224,854,553 shares of Common Stock outstanding as of May 9, 2024, as reported in Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 13, 2024.

Amendment No. 30 to Schedule 13D

This Amendment No. 30 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”), FBB3 LLC (“FBB3”) and FBB Associates (“FBB”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 4. Purpose of the Transaction.

Item 4 of Amendment No. 30 is supplemented and superseded, as the case may be, as follows:

Tender Offer

On May 13, 2024, Incyte Corporation (the “Issuer”) announced its intention to conduct a public modified Dutch auction self-tender offer for up to $1.672 billion in consideration (the “Total Consideration”) of shares of its common stock (“Common Stock”), at prices ranging from $52.00 to $60.00 per share (the “Price Range”), subject to the other terms and conditions as determined by the Issuer’s Board of Directors (the “Board”) (such offer, the “Tender Offer”).

Stock Purchase Agreement

On May 12, 2024, the Funds, together with FBB, FBB2, FBB3, Felix J. Baker, and Julian C. Baker (collectively, with the Funds, the “Seller Affiliates”) entered into a Stock Purchase Agreement with the Issuer (the “Stock Purchase Agreement”) pursuant to which, subject to the completion of the Tender Offer and other terms and conditions stated in the Stock Purchase Agreement, the Funds agreed to sell to the Issuer and the Issuer agreed to purchase from the Funds an aggregate number of shares of Common Stock of the Issuer equal to the total number of shares of Common Stock held by the Seller Affiliates as of May 9, 2024, multiplied by the quotient of the total number of shares acquired by the Issuer in the Tender Offer and 188,020,620 (representing the outstanding shares of Common Stock owned by all stockholders of the Issuer other than the Seller Affiliates as of May 9, 2024). The per share purchase price for such shares shall be the price per share paid by the Issuer for the shares of Common Stock tendered by the holders of Common Stock in the Tender Offer.

Pursuant to the Stock Purchase Agreement, each Seller Affiliate agreed that such Seller Affiliate and its respective affiliates will: (1) not, directly or indirectly, purchase any shares of the Issuer’s Common Stock until eleven business days following the expiration date of the Tender Offer; (2) not tender any shares of Common Stock in the Tender Offer, or, until the first trading day after the Issuer publicly announces the final results of the Tender Offer, sell any shares of Common Stock; and (3) use commercially reasonable efforts to ensure that each of the conditions to closing of the Stock Purchase Agreement is satisfied. Pursuant to the Stock Purchase Agreement, the Issuer agreed not to reduce the Price Range or the Total Consideration in the Tender Offer without the prior written consent of the Seller Affiliates.

The Issuer or the Seller Affiliates may terminate the Stock Purchase Agreement if: (1) the Tender Offer is not commenced by May 27, 2024; (2) the Tender Offer is terminated without the purchase of any shares of Common Stock; or (3) if the Tender Offer is not consummated by August 12, 2024, provided that the Issuer may not terminate the Stock Purchase Agreement under clause (3) unless the Tender Offer is terminated. The transactions contemplated by the Stock Purchase Agreement are expected to close on the eleventh business day following the expiration date of the Tender Offer, or at such other later date as the Issuer and Seller Affiliates otherwise agree.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. Subject to the terms of the Stock Purchase Agreement, the Reporting Persons or their affiliates may purchase additional securities of the Issuer or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular persons. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and, subject to the terms of the Stock Purchase Agreement, may acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined in Item 5), vesting of restricted stock units (each, an “RSU”) or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Amendment No. 30 is amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 30 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of Common Stock such holdings represent. The information set forth below is based on 224,854,553 shares of Common Stock outstanding as of May 9, 2024, as reported in Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 13, 2024. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Shares of Common Stock	Percent of Class Outstanding
667, L.P.	2,734,189	1.2%
Baker Brothers Life Sciences, L.P.	33,212,097	14.8%
Total	35,946,286	16.0%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB2 and FBB3.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of securities owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

In connection with his service on the Issuer’s Board, Julian C. Baker holds options to purchase Common Stock of the Issuer (“Stock Options”), RSUs, Common Stock and Common Stock received from the exercise of Stock Options as disclosed in previous amendments to this Schedule 13D.

Julian C. Baker serves on the Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Julian C. Baker has no pecuniary interest in the Stock Options, Common Stock, RSUs or Common Stock received from the exercise of Stock Options or vesting of RSUs received as directors’ compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock, RSUs and Common Stock received from the exercise of Stock Options and vesting of RSUs received as directors’ compensation.

The Adviser has voting and investment power over the Stock Options, RSUs, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Julian C. Baker received as directors’ compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, RSUs, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Julian C. Baker received as director’s compensation.

(c) Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Stock Purchase Agreement is incorporated by reference as Exhibit 99.1 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Stock Purchase Agreement, dated May 12, 2024, by and among Incyte Corporation, Baker Brothers Life Sciences, L.P., 667, L.P., Felix J. Baker, Julian C. Baker, FBB2, LLC, FBB 3 LLC, and FBB Associates (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 13, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2024

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

FBB2, LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager

FBB3 LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager